# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pyxus International, Inc.., CIK 0000939930
CUSIP: 74737V205
Title of class of securities: Common Stock (no par value)
Address of issuer's principal executive offices: 6001 Hospitality Court, Suite 100, Morrisville, North Carolina (NC), 27560
Date of event which requires filing of this statement: 11/05/2026
Amends the filing with accession number 0001567619-20-016395
Filed by CIK 0001604350
Persons authorized to receive notices and communications: GLENDON CAPITAL MANAGEMENT LP, 2425 OLYMPIC BLVD SUITE 500E, SANTA MONICA, California (CA), 90404, (310) 907-0450

## Reporting persons
- Glendon Capital Management, L.P. (CIK 0001604350): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,892,612; sole dispositive power 0; shared dispositive power 7,892,612; aggregate amount beneficially owned 7,892,612 (32.1% of the class)
- Holly Kim Olson (CIK 0001822317): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,892,612; sole dispositive power 0; shared dispositive power 7,892,612; aggregate amount beneficially owned 7,892,612 (32.1% of the class)
- Glendon Opportunities Fund, L.P. (CIK 0001619776): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 3,527,847; sole dispositive power 0; shared dispositive power 3,527,847; aggregate amount beneficially owned 3,527,847 (14.3% of the class)
- Glendon Opportunities Fund II, L.P. (CIK 0001707077): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 3,708,935; sole dispositive power 0; shared dispositive power 3,708,935; aggregate amount beneficially owned 3,708,935 (15.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock (no par value)
Name of issuer: Pyxus International, Inc..
Address of issuer's principal executive offices: 6001 Hospitality Court, Suite 100, Morrisville, North Carolina (NC), 27560
Comment: Explanatory Note: This Amendment No. 4 is being jointly filed by (1) Glendon Capital Management, L.P. ("GCM"), a Delaware limited partnership, (2) Holly Kim Olson, a United States citizen, (3) Glendon Opportunities Fund, L.P. ("G1"), a Cayman Islands exempted limited partnership, and (4) Glendon Opportunities Fund II, L.P. ("G2"), a Cayman Islands exempted limited partnership (collectively, the "Reporting Persons"), to supplement and amend as specifically set forth herein the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission ("SEC") on September 3, 2020 as subsequently amended by that certain Amendment No. 1 filed on October 24, 2022, Amendment No. 2 filed on January 4, 2023 and Amendment No. 3 filed on June 13, 2024 (collectively, the "Prior Schedule 13D"). Except as specifically set forth herein, this Amendment No. 4 does not modify any of the information previously reported in the Prior Schedule 13D. Capitalized terms used in this Amendment No. 4 and not otherwise defined herein shall have the respective meanings ascribed to them in the Prior Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 in the Prior Schedule 13D is hereby amended and supplemented by adding the following paragraphs immediately above the last paragraph of Item 4:

Exchange Transactions

As described in the Current Report on Form 8-K filed by the Issuer with the SEC on November 5, 2026 (the "Current Report"), which is incorporated by reference into this Item 4, the Issuer and its subsidiaries, Pyxus Parent, Inc. ("Pyxus Parent") and Pyxus Holdings, Inc. ("Pyxus Holdings" and, together with the Issuer and Pyxus Parent, the "Holding Companies"), intend to commence certain exchange transactions (the "Exchange Transactions") with respect to certain outstanding term loans (the "Term Loans") and the outstanding 8.5% senior secured first lien notes (the "Existing Notes" and together with the Term Loans, the "Existing Debt") that are held by certain creditors, including the 13D Group. In connection with the Exchange Transactions:

* Eligible holders of the Existing Notes will be offered the opportunity to exchange all of their Existing Notes, pursuant to an exchange offer to be conducted by Pyxus Holdings and the Issuer (the "Notes Exchange Offer"), for (i) $344.37 in value of the Issuer's Common Stock at a price of $3.25 per share; and (ii) $675.90 in aggregate principal amount of new senior secured notes due December 31, 2031 to be issued by Pyxus Holdings (the "New Exchange Notes"), in each case, per $1,000 aggregate principal amount of the Existing Notes validly tendered and accepted at or prior to the expiration date of the Notes Exchange Offer; and

* Each holder of the Term Loans will be offered the opportunity to sell or exchange all of its Term Loans to the Issuer in exchanges, open market purchases, privately negotiated transactions or such other means as the Holding Companies deem appropriate for consideration, depending on the specific Term Loans held, equal to either (i) $344.37 in value of the Issuer's Common Stock at a price of $3.25 per share and $675.90 in aggregate principal amount of New Exchange Notes, or (ii) $344.37 in cash consideration and $679.41 in aggregate principal amount of New Exchange Notes (the "Term Loan Exchange Offer" and together with the Notes Exchange Offer, the "Debt Exchanges"), in each case, with respect to each $1,000 aggregate principal amount of existing Term Loans that is tendered and accepted for exchange.

The terms described above are subject to the satisfaction of certain conditions, including execution and delivery of definitive documentation with respect to the Exchange Transactions and the Equity Offering (as defined below), and receipt of all necessary consents to the consummation of the Exchange Transactions.

In connection with, and upon commencement of, the Debt Exchanges, the Issuer intends to solicit consents from holders of the Term Loans and Existing Notes, including the Supporting Holders (as defined below), to amend the credit agreements for the Term Loans, the indenture for the Existing Notes and their related intercreditor and security documents (collectively, the "Debt Agreements") as necessary to, among other things, (i) eliminate most of the restrictive covenants and certain of the affirmative covenants in the Debt Agreements, (ii) eliminate the change of control repurchase obligation in the Existing Notes indenture, (iii) subordinate in right of payment the Term Loans and Existing Notes and guarantees thereof to the Issuer's existing and future senior unsubordinated indebtedness, including the New Exchange Notes and the ABL credit agreement, (iv) eliminate certain events of default, (v) approve the Exchange Transactions and the Equity Offering (as defined below), and (vi) assuming the Supporting Holders (as defined below) and other holders of the Existing Notes collectively hold two-thirds of the aggregate principal thereof, release all of the collateral securing the Existing Notes.

The foregoing summary of the Exchange Transactions is not intended to be complete and is qualified in its entirety by reference to the full text of the Issuer's Current Report, which is incorporated herein by reference.

Equity Offering

Following commencement of the Debt Exchanges, the Issuer has agreed to offer to qualified holders of the Existing Notes and Term Loans (including the Supporting Holders) and certain other existing equity investors the opportunity to participate in a private, fully-committed $85,000,000 equity offering (the "Equity Offering") on a pro rata basis based on the sum of total eligible debt holdings and the value of Common Stock held by the participants as of the date of commencement of the Equity Offering, at a subscription price of $2.50 per share (the "Subscription Price") (with half of the Common Stock offered in the Equity Offering being reserved for the Backstop Parties). Proceeds of the Equity Offering will be used, among other things, to fund the cash consideration of the Term Loan Exchange Offer and to pay transaction fees and expenses. The Common Stock issued in the Equity Offering will be issued in a private placement without registration rights.

The foregoing summary of the Equity Offering is not intended to be complete and is qualified in its entirety by reference to the full text of the Issuer's Current Report, which is incorporated herein by reference.

Transaction Support Agreement

On November 5, 2026, the Holding Companies entered into a transaction support agreement (the "Support Agreement"), with a group of creditors, including GCM, Intermarket Corporation ("Intermarket"), Owl Creek Asset Management, L.P. ("Owl Creek" and collectively with GCM and Intermarket, the "Supporting Holders"), on behalf of certain funds managed by them, including G1 and G2, and/or certain of their advisory clients, as applicable. In the Support Agreement, the parties agreed to each of the following:

Support of the Exchange Transactions and Equity Offering. Each Supporting Holder committed to support, and use commercially reasonable efforts to take all actions necessary or reasonably requested to facilitate, the consummation of the Exchange Transactions and the Equity Offering in accordance with the terms, conditions and applicable deadlines set forth in the Support Agreement, and to negotiate in good faith to finalize the documents and agreements effectuating the Exchange Transactions and the Equity Offering.

Participation in the Exchange Transaction and Equity Offering. Each Supporting Holder agreed to exchange or tender all of its Existing Debt in the applicable Debt Exchange, deliver the related consents and not withdraw its Existing Debt, vote its Common Stock in favor of the amendment and restatement of the Shareholders Agreement (as described in Item 6 below), and agree to customary mutual releases.

Backstop of the Equity Offering. Certain of the Supporting Holders (in such capacity, the "Backstop Parties") entered into a backstop purchase agreement, dated as of the same date of the Transaction Support Agreement (the "Backstop Purchase Agreement"), pursuant to which the Backstop Parties will, subject to certain terms and conditions, backstop $37,500,000 of the Equity Offering. In consideration for such commitment, the Backstop Parties will receive, on the closing date of the Exchange Transactions, a premium of $8,375,000 payable in shares of Common Stock at the Subscription Price. Certain of the Backstop Parties may also receive (i) an early signing payment of $8,000,000 payable in shares of Common Stock at the Subscription Price if they executed the Support Agreement on or prior to its effective date, and (ii) an additional premium of $6,000,000 payable in shares of Common Stock at the Subscription Price.

Transfer Restrictions. Each Supporting Holder agreed to restrictions on the transfer of their Existing Debt and Common Stock except pursuant to the terms of transfer specified in the Support Agreement.

Termination. The Support Agreement will terminate as to all parties upon the earliest of (i) the consummation of the Exchange Transactions and the Equity Offering, (ii) mutual written consent of Pyxus Holdings and the Supporting Holders holding a majority in aggregate principal interest of their Existing Debt ("Majority Supporting Holders"), (iii) 90 days after the effective date of the Support Agreement (the "Expiration Date"), if the Exchange Transactions and the Equity Offering have not been consummated, unless otherwise waived by Pyxus Holdings and the Majority Supporting Holders, (iv) written notice of a material breach by a Holding Company or Supporting Holder (as applicable) of its covenants, representations and warranties that (if capable of cure) is not cured within ten business days after notice, (v) written notice by the Issuer or the Majority Supporting Holders (as applicable) that any condition to the consummation of the Exchange Transactions has become impossible to satisfy or waive prior to the Expiration Date, (vi) the termination of the Backstop Purchase Agreement, (vii) the commencement of insolvency proceedings by or against certain of the Holding Companies and their subsidiaries (subject to specified grace periods) and (viii) written notice by the Issuer to the counsel of the Supporting Holders that, upon the advice of outside counsel, its continued performance under the Support Agreement would be inconsistent with its applicable fiduciary duties. The Support Agreement will terminate as to any Supporting Holder upon written notice by the Issuer of a material breach by such Supporting Holder of its covenants, representations and warranties that (if capable of cure) is not cured within ten business days after notice. The Majority Supporting Holders may also terminate the Support Agreement as to all parties upon the public announcement by a Holding Company of its intention to pursue an alternative transaction, the issuance of a final, non-appealable order enjoining the consummation of a material portion of the Exchange Transactions, or the adjudication of a Holding Company as bankrupt or insolvent.

The foregoing descriptions of the Support Agreement and Backstop Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Support Agreement and Backstop Purchase Agreement which are attached hereto as Exhibit 8 and Exhibit 9 and incorporated herein by reference. The Support Agreement and Backstop Purchase Agreement have been included to provide investors with information regarding their terms. It is not intended to provide any other factual information about the Reporting Persons, the 13D Group, the Issuer or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Support Agreement and/or Backstop Purchase Agreement were made only for purposes thereof and as of specific dates, were solely for the benefit of the parties thereto, may be subject to limitations agreed upon by the parties, and may be subject to standards of materiality applicable to the parties that differ from those applicable to other investors in the Issuer. Investors in the Issuer are not third-party beneficiaries under the Support Agreement or Backstop Purchase Agreement and should not rely on the representations, warranties and covenants therein or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Support Agreement and Backstop Purchase Agreement, which subsequent information may or may not be fully reflected in the Issuer's public disclosures.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety to read as follows:

"Group" Status

As a result of entering into the Support Agreement to support the Exchange Transactions and participate in the Equity Offering of the Issuer, the Reporting Persons (for this purpose, the "Glendon Members") have formed a "group" for purposes of Section 13(d)(3) of the Act and the rules promulgated thereunder because of their agreement to vote and acquire shares of Common Stock together. The members of this group, in addition to the Glendon Members, are Owl Creek and its managing member, Jeffrey A. Altman (collectively, the "Owl Creek Members"), and Intermarket and certain of its managed funds (collectively, the "Intermarket Members" and collectively with the Glendon Members and the Owl Creek Members, the "13D Group").

Each of the Owl Creek Members as of the date of this Amendment No. 4 also beneficially owns more than 5% of the Issuer's Common Stock through their voting and dispositive power over the shares of Common Stock held by certain funds managed by Owl Creek. The Owl Creek Members periodically have previously made filings on Form 4 and Schedule 13G to report their ownership of, and transactions in, the Common Stock.

As the 13D Group is deemed to have acquired beneficial ownership of the total amount of the Issuer's Common Stock that the members of the 13D Group beneficially own in the aggregate, the 13D Group is deemed to beneficially own 12,879,829 shares of Common Stock, representing 52.3% of the Issuer's Common Stock outstanding. The percentage is calculated based on 24,607,791 shares of Common Stock outstanding as of July 31, 2026 reported in the Issuer's Form 10-Q for the quarterly period ending June 30, 2026 filed with the SEC on August 5, 2026.

None of the Glendon Members have the ability to direct the acquisition, disposition or voting of the securities held by the Owl Creek Members or the Intermarket Members, and neither the Owl Creek Members nor the Intermarket Members have the ability to direct the acquisition, disposition or voting of the securities held by the Glendon Members. The Glendon Members do not admit that they are the beneficial owner of the shares of Common Stock owned by any other member of the 13D Group for purposes of sections 13(d) or 13(g) of the Act, nor shall the disclosure of such shares in this Schedule 13D be deemed an admission of beneficial ownership for any other purpose.

GCM:

(1) 7,892,612
(2) 32.1%

Holly Kim Olson:

(1) 7,892,612
(2) 32.1%

G1:

(1) 3,527,847
(2) 14.3%

G2:

(1) 3,708,935
(2) 15.1%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

GCM:

(1) Sole Voting Power: 0
(2) Shared Voting Power: 7,892,612
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 7,892,612

Holly Kim Olson:

(1) Sole Voting Power: 0
(2) Shared Voting Power: 7,892,612
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 7,892,612

G1:

(1) Sole Voting Power: 0
(2) Shared Voting Power: 3,527,847
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 3,527,847

G2:

(1) Sole Voting Power: 0
(2) Shared Voting Power: 3,708,935
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 3,708,935
Transactions in the class effected during the past sixty days: No reportable transactions were effected by any Reporting Persons during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information relating to the Support Agreement set forth in Item 4 of this Schedule 13D is incorporated into this Item 6 by reference. Item 6 is hereby amended and supplemented by adding the following paragraph immediately above the last paragraph of Item 6:

Amendment and Waiver to Shareholders Agreement

On November 5, 2026, the Issuer entered into an Amendment and Waiver to Shareholders Agreement with GCM, Owl Creek, Intermarket and another significant investor in the Issuer, which amended and waived certain provisions of the Shareholders Agreement so that the preemptive and notice rights of the investors thereunder and certain other governance terms provided therein are consistent with the Support Agreement and Backstop Purchase Agreement in connection with the Exchange Transactions and Equity Offering.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 7 - Transaction Support Agreement, effective as of November 5, 2026, incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed as of November 5, 2026

Exhibit 8 - Amendment and Waiver to Shareholders Agreement, dated November 5, 2026, incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K, filed as of November 5, 2026

Exhibit 9 - Backstop Purchase Agreement, dated as of November 5, 2026

## Signatures
- Glendon Capital Management, L.P.: /s/ Haig Maghakian, Chief Compliance Officer / General Counsel (11/09/2026)
- Holly Kim Olson: /s/ Holly Kim Olson, Holly Kim Olson (11/09/2026)
- Glendon Opportunities Fund, L.P.: /s/ Haig Maghakian, Chief Compliance Officer / General Counsel of Glendon Capital Associates, LLC, general partner of Glendon Opportunities Fund, L.P. (11/09/2026)
- Glendon Opportunities Fund II, L.P.: /s/ Haig Maghakian, Chief Compliance Officer / General Counsel of Glendon Capital Associates II, LLC, general partner of Glendon Opportunities Fund II, L.P. (11/09/2026)